NEWS RELEASE

Fortuna Reports Results for Fourth Quarter and Full Year 2021

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, March 23, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its consolidated financial and operating results for the fourth quarter and  full year 2021.

Fourth Quarter 2021 Highlights

●Record sales of $198.9 million, an increase of 92% from the $103.5 million reported in Q4 2020, due primarily to the contribution of gold sales from the Yaramoko Mine of $52.2 million and from the Lindero Mine of $65.6 million
●Cost of sales of $140.6 million compared to $56.6 million reported in Q4 2020
●Net income of $16.6 million or $0.05 per share, compared to $18.6 million or $0.1 net income per share reported in Q4 2020
●Adjusted net income1 of $29.1 million compared to $23.0 million reported in Q4 2020
●Adjusted EBITDA1 of $89.6 million compared to $44.8 million reported in Q4 2020
●Net cash provided by operating activities of $57.1 million, compared to $31.3 million reported in Q4 2020
●Free cash flow from ongoing operations1 of $30.9 million compared to $34.5 million reported in Q4 2020

Full Year 2021 Highlights

•Sales of $599.9 million, compared to $279.0 million in 2020
•Cost of sales of $394.4 million, compared to $168.7 million in 2020
•Net income of $59.4 million, compared to $21.6 million in 2020
•Adjusted net income1 of $100.6 million, compared to $31.8 million in 2020
•Adjusted EBITDA1 of $280.7 million, compared to $112.6 million in 2020
●Net cash provided by operating activities of $147.1 million, compared to $93.4 million reported in Q4 2020
•Free cash flow1 from ongoing operations1 of $97.0 million, compared to $78.9 million in 2020
•Cash and cash equivalents as at December 31, 2021 was $107.1 million, compared to $131.9 million in 2020
•Silver and gold production of 7,498,701 ounces and 207,192 ounces, respectively, compared to 7,133,717 ounces and 55,349 ounces in 2020, respectively
•AISC1 per ounce of gold sold of $1,116 and $1,317 for the Lindero and Yaramoko mines, respectively
•AISC1,2 per silver equivalent ounce of payable silver sold of $14.38 and $18.94 for the San Jose and Caylloma mines, respectively, compared to $11.56 and $17.37 in 2020, respectively

Jorge A. Ganoza, President and CEO , commented, “Fortuna´s record sales and adjusted EBITDA in the fourth quarter of approximately $199 million and $90 million respectively, reflect strong operating results across our four mines in Latin America and West Africa. Lindero´s solid performance in the quarter is particularly worth highlighting as the mine delivered 36,072 ounces of gold, in line with expectations and 37% above its gold production for the third quarter.” Mr. Ganoza added, “With free cash flow generation from operations1 of $33 million in the quarter and the expansion of our corporate revolving credit facility to $200 million, we closed 2021 with a strong liquidity position of $187 million, $51 million over the third quarter considering $20 million in funding for the construction of the Séguéla Mine.” Mr. Ganoza concluded, “Throughout 2022, we expect to spend $110 million in Séguéla and $20 million in Brownfields exploration, which includes $7.4 million at San Jose and $7.2 million at Séguéla.”

Notes:

1.Refer to the Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.
2.AISC ($/oz Ag Eq) is calculated at realized metal prices, refer to mine site results for realized prices and to the Non-IFRS Financial Measures section for silver equivalent ratio

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Fourth Quarter 2021 and Full Year 2021 Consolidated Results

	Three months ended December 31			Years ended December 31
	2021	2020	% Change	2021	2020	% Change
Sales	198.9	103.5	92%	599.9	279.0	115%
Mine operating income	58.3	46.9	24%	205.5	110.2	86%
Operating income	38.9	28.2	38%	136.9	57.2	139%
Net income	16.6	18.6	(11)%	59.4	21.6	175%
Earnings (loss) per share - basic	0.05	0.10	(48)%	0.24	0.12	100%
Adjusted net income[1]	29.1	23.0	27%	100.6	31.8	216%
Adjusted EBITDA[1]	89.6	44.8	100%	280.7	112.6	149%
Net cash provided by operating activities	57.1	31.3	82%	147.1	93.4	57%
Free cash flow from ongoing operations[1]	30.9	34.5	(10)%	97.0	78.9	23%
Capital expenditures[2]
Sustaining	31.6	7.4	328%	77.2	18.1	326%
Non-sustaining[3]	2.6	0.6	354%	9.5	1.1	734%
Lindero construction	-	20.4	(100)%	12.8	68.9	(81)%
Séguéla construction	19.8	-	100%	34.2	-	100%
Brownfields	8.2	1.8	351%	18.9	4.9	284%
As at				December 31, 2021	December 31, 2020	% Change
Cash and cash equivalents				107.1	131.9	(19)%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Fourth Quarter 2021 Results

Sales for the quarter were $198.9 million, a 92% increase from the $103.5 million reported in the same period in 2020.  The increase was driven by the contribution from the Lindero and Yaramoko mines. Lindero recognized adjusted sales of $65.6 million from the sale of 36,389 ounces of gold. Yaramoko recognized adjusted sales of $52.2 million from the sale of 29,077 ounces of gold. The San Jose Mine recognized adjusted sales of $56.7 million, a 6% decrease from the $60.5 million reported in the same period in 2020.  Lower sales at San Jose were driven by a 6% decrease in the volume of gold ounces sold.  The Caylloma Mine recognized adjusted sales of $24.4 million, a 7% increase from the $22.7 million reported in the same period in 2020.  The increased sales at Caylloma were driven by higher lead and zinc prices, partially offset by lower volumes of metal sold.

Operating income for the quarter was $38.9 million, a $10.7 million increase from the $28.2 million reported in the same period in 2020.  The higher operating income was driven by the contribution of Lindero and Yaramoko, partially offset by lower operating income at San Jose and low-grade inventory write-downs in the current quarter of $5.3 million (Yaramoko: $4.2 million; Lindero: $1.1 million).

Net income for the quarter was $16.6 million, a $2.0 million decrease from the $18.6 million reported in the same period in 2020. The lower net income was due to a $4.2 million loss on derivative contracts, higher interest expense of $2.7 million, and a higher effective tax rate (Q4 2021: 45%; Q4 2020: 34%).

Adjusted net income for the quarter was $29.1 million compared to $23.0 million reported in the same period in 2020.

Adjusted EBITDA for the quarter was $89.6 million, a margin of 45% over sales, compared to $44.8 million reported in the same period in 2020, a margin of 43% over sales.

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Full Year 2021 Results

Consolidated sales for the year ended December 31, 2021 increased 115% to $599.9 million compared to $279.0 million for the same period in 2020.  The increase was driven by the contribution of Yaramoko and Lindero as well as higher silver prices in 2021 compared to 2020. Lindero recognized $179.0 million in gold doré sales comprising 100,177 ounces of gold. Yaramoko recognized $101.3 million of gold doré sales comprising 56,571 ounces of gold. Sales at San Jose increased 13% to $216.1 million as realized silver price increased 18% compared to 2020, along with a 3% increase in the volume of silver and gold ounces sold. Sales at Caylloma increased 53% to $103.5 million due primarily to an increase in the volume of metals sold and increases in the realized prices of lead and zinc of 20% and 32%, respectively, compared to realized prices in 2020.

Operating income for the the year ended December 31, 2021 was $136.9 million, a $79.7 million increase from the $57.2 million reported in the same period in 2020.  The higher operating income was driven mainly by the contribution of Lindero of $45.2 million and Yaramoko of $17.0 million, and higher operating income at Caylloma of $23.9 million. This was partially offset by the San Jose Progreso royalty settlement of $14.3 million, and low-grade inventory write-downs amounting $7.0 million of which, Yaramoko and Lindero accounted for $4.2 million and $2.8 million, respectively.

Net income for the year ended December 31, 2021 was $59.4 million, a $37.8 million increase from the $21.6 million reported in 2020. The higher net income was offset by $14.1 million in transaction costs associated with the Company's acquisition (the "Roxgold Acquisition") of all of the issued and outstanding common shares of Roxgold Inc., as well as higher interest expenses of $10.2 million. Interest expense was $8.7 million higher in 2021 compared to 2020 as $9.4 million was capitalized in 2020 related to the construction of the Lindero Mine.

Adjusted net income for the year ended December 31, 2021 was $100.6 million compared to $31.8 million in 2020.

Adjusted EBITDA for the year ended December 31, 2021 was $280.7 million compared to $112.6 million in 2020.

Liquidity

Free cash flow from ongoing operations for the three months ended December 31, 2021 was $30.9 million compared to $34.5 million in the same period in 2020.  Free cash flow from ongoing operations for the year ended December 31, 2021 was $97.0 million compared to $78.9 million in 2020.

Total liquidity available to the Company as at December 31, 2021 was $187.1 million. The Company’s $200.0 million revolving credit facilitiy was fully available as at the end of December 2021 and $80.0 million remained undrawn.

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Lindero Mine, Argentina

The table below shows the key metrics used to measure the operating performance of the Lindero Mine for the fourth quarter of 2021 and for the year ended December 31, 2021: throughput, head grade, recovery, and gold production. The Lindero Mine was under construction during a portion of the fourth quarter of 2020, with first gold poured in October 2020.

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes placed on the leach pad	1,459,513	950,000	6,453,647	1,610,000

Gold
Grade (g/t)	1.04	1.13	0.96	1.00
Production (oz)	36,072	13,435	104,161	13,435
Metal sold (oz)	36,389	10,935	100,177	10,935
Realized price ($/oz)	1,802	1,853	1,785	1,853

Unit Costs[2]
Cash cost ($/oz Au)[1]	585	657	617	657
All-in sustaining cash cost ($/oz Au)[1]	994	-	1,116	-

Capital expenditures ($000's)
Sustaining	7,214	1,410	27,522	1,410
Non-sustaining	233	-	323	-
Brownfields	389	-	875	-

[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.

[2] First gold was poured at Lindero in October 2020.

During the fourth quarter of 2021, the onsite impact of COVID-19 continued to be minimal as the site reported 60 positive cases with no disruptions to operations. Travel restrictions in Argentina were also lifted in November 2021 which led to an improvement in lead times and onsite technical assistance from foreign vendors.

In the fourth quarter of 2021, a total of 1,459,513 tonnes of ore were placed on the heap leach pad averaging 1.04 g/t gold, containing an estimated 48,900 ounces of gold. Total gold production was 36,072 ounces of gold. Gold production for 2021 totaled 104,161 ounces, comprised of 99,313 ounces in doré, 730 ounces of gold contained in precipitate/sludge and 4,118 ounces of gold-in-carbon (GIC) inventory, in the upper range of the updated production and cost guidance issued in July 2021 (refer to Fortuna news release dated July 19, 2021, “Fortuna reports production of 55,953 gold equivalent ounces for the second quarter and issues updated guidance for 2021”).

All processing areas performed according to plan:

●	1,444,260 tonnes of ore crushed and placed on the leach pad via conveyor stacking during the fourth quarter, a 17% increase over the previous quarter.
●	Conveyor stacking averaged 16,228 tonnes per day during the fourth quarter, an increase of 21% over the previous quarter; including 31 days of conveyor stacking throughput over 18,750 tonnes per day
●	The SART plant reached full design capacity of 393 cubic meters per hour in December of 2021, in line with plan
●	The expansion of the carbon columns at the ADR plant was successfully commissioned in the fourth quarter of 2021 and is performing according to plan

Cash cost per ounce of gold for the three and twelve months ended December 31, 2021 was $585 and $617 per ounce, respectively.

All-in sustaining cash costs per gold ounce sold was $994 during Q4 2021 and $1,116 in 2021 in line with the Company’s updated cost guidance.

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Total sustaining capital expenditures of $7.2 million during the quarter were primarily related to the completion of the ADR plant expansion, $4.2 million, and capitalized stripping, $2.0 million.

Yaramoko Mine, Burkina Faso

The table below shows the key metrics used to measure the operating performance of the Yaramoko Mine for the fourth quarter of 2021 and for the year ended December 31, 2021: throughput, head grade, recovery, and gold production. The Company acquired the Yaramoko Mine in connection with the Roxgold Acquisition, which closed on July 2, 2021. Accordingly, all production, operating and financial results in respect of the Yaramoko Mine for the year ended December 31, 2021 included in this news release reflect only those results from July 2, 2021 to December 31, 2021, unless indicated otherwise.

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	132,188	-	258,866	-

Gold
Grade (g/t)	6.99	-	7.13	-
Production (oz)	28,787	-	57,538	-
Metal sold (oz)	29,077	-	56,571	-
Realized price ($/oz)	1,796	-	1,789	-

Unit Costs
Cash cost ($/oz Au)[1]	754	-	739	-
All-in sustaining cash cost ($/oz Au)[1]	1,436	-	1,317	-

Capital expenditures ($000's)
Sustaining	13,520	-	21,387	-
Non-sustaining	–	–	—	-
Brownfields	47	-	138	-

[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description on the calculation of these measures.

[2] The Yaramoko Mine was acquired as part of the Roxgold Acquisition. As such comparative figures for previous quarters and years are not presented. Operating and financial results for the year ended December 31, 2021 are for the period from July 2, 2021 to December 31, 2021.

The Yaramoko Mine produced 28,787 ounces of gold in the fourth quarter of 2021 with an average gold head grade of 6.99 g/t; below the plan for the quarter. Total gold production for the second semester of 2021 totaled 57,538 ounces of gold which was below guidance for the period. The production shortfall was the result of lower than planned mill feed grade in the fourth quarter of 2021, caused by the delay in mining of several high-grade stopes and some localized grade variability in the 55 Zone. The unmined stopes was resequenced into the mine plan in the first quarter of 2022.

Cash cost per gold ounce sold was $754, which was above plan, primarily due to lower production during Q4 2021 and $739 for the second semester of 2021.

All-in sustaining cash cost per gold ounce sold was $1,436 and $1,317 for Q4 2021 and for the second semester of 2021, respectively, which were above the Company’s guidance. Higher all-in sustaining cash costs were the result of lower ounces sold due to the mine sequencing issue described.

Sustaining capital expenditures of $21.5 million during the second half of the year were related primarily to underground mine development costs and construction of a ventilation raise.

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San Jose Mine, Mexico

The following table shows the key metrics used to measure the operating performance of the San Jose Mine for the fourth quarter of 2021 and for the year ended December 31, 2021: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	262,802	272,179	1,041,154	934,381
Average tonnes milled per day	2,920	3,024	2,964	2,647

Silver
Grade (g/t)	219	206	209	224
Recovery (%)	93	91	92	92
Production (oz)	1,717,533	1,648,816	6,425,029	6,165,606
Metal sold (oz)	1,729,152	1,721,697	6,433,808	6,225,433
Realized price ($/oz)	23.39	24.45	25.15	21.26

Gold
Grade (g/t)	1.27	1.26	1.29	1.38
Recovery (%)	92	91	91	91
Production (oz)	9,929	10,095	39,406	37,805
Metal sold (oz)	9,983	10,594	39,404	38,391
Realized price ($/oz)	1,797	1,875	1,798	1,786

Unit Costs
Production cash cost ($/t)[2]	79.66	71.48	75.80	68.79
Production cash cost ($/oz Ag Eq)[1,2]	9.35	8.75	9.30	7.63
Net smelter return ($/t)	207.57	203.80	210.99	199.22
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	14.92	13.33	14.38	11.56

Capital expenditures ($000's)
Sustaining	5,137	4,022	14,492	10,787
Non-sustaining	518	568	2,294	942
Brownfields	2,176	1,643	8,784	4,406
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively

[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are non-IFRS financial measures, refer to Non-IFRS Financial Measures section at the end of this news release, and the to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.

The San Jose Mine produced 1,717,533 ounces of silver and 9,929 ounces of gold during the three months ended December 31, 2021, which represents an 4% increase and 2% decrease over the same period in 2020, respectively. The decrease in gold production was due to lower tonnes milled.

Annual production of silver and gold totaled 6,425,029 ounces and 39,406 ounces, an increase of 4% for both from 2020 annual production, respectively, which was in line with guidance.

The cash cost per tonne for the three months ended December 31, 2021 was $79.66 per tonne compared to $71.48 per tonne in the same period in 2020 primarily due to higher indirect costs. Cash cost per tonne for the full year 2021 increased to $75.80 compared to $68.79 for 2020 due to higher mine preparation and support and higher indirect costs.

The all-in sustaining cash cost of payable silver equivalent for the full year 2021 increased 24% to $14.38 per ounce compared to $11.56 for the same period in 2020. The increase was primarily as a result of additional sustaining capital expenditures and brownfields exploration which were limited in 2020 due to the impacts of business restrictions relating to the COVID-19 pandemic. All-in sustaining cash costs for the year were in line with guidance.

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Caylloma Mine, Peru

The following table shows the key metrics used to measure the operating performance of the Caylloma Mine for the fourth quarter of 2021 and for the year ended December 31, 2021: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Mine Production
Tonnes milled	137,838	136,132	539,779	510,047
Average tonnes milled per day	1,549	1,530	1,525	1,433

Silver
Grade (g/t)	73	73	76	72
Recovery (%)	81	82	82	82
Production (oz)	262,710	263,921	1,073,672	968,111
Metal sold (oz)	243,869	262,356	1,074,364	967,199
Realized price ($/oz)	23.39	24.30	25.25	20.63

Gold
Grade (g/t)	0.44	0.60	0.49	0.41
Recovery (%)	70	69	71	61
Production (oz)	1,374	1,827	6,086	4,109
Metal sold (oz)	1,297	1,768	6,140	4,049
Realized price ($/oz)	1,798	1,865	1,792	1,861

Lead
Grade (%)	3.20	3.16	3.16	3.00
Recovery (%)	87	89	88	88
Production (000's lbs)	8,419	8,426	32,990	29,628
Metal sold (000's lbs)	7,945	8,386	33,299	29,582
Realized price ($/lb)	1.06	0.86	1.00	0.83

Zinc
Grade (%)	4.25	4.69	4.56	4.61
Recovery (%)	87	88	88	88
Production (000's lbs)	11,380	12,434	47,549	45,545
Metal sold (000's lbs)	11,053	12,154	47,828	45,154
Realized price ($/lb)	1.51	1.18	1.36	1.03

Unit Costs
Production cash cost ($/t)[2]	97.87	81.65	88.41	77.19
Production cash cost ($/oz Ag Eq)[1,2]	13.83	14.61	13.46	14.06
Net smelter return ($/t)	186.71	163.57	192.02	131.40
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	20.71	18.69	18.94	17.37

Capital expenditures ($000's)
Sustaining	5,755	1,950	13,758	5,909
Brownfields	1,027	170	3,731	514
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively

[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are non-IFRS financial measures, refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description on the calculation of these measures.

The Caylloma Mine produced 262,710 ounces of silver, 8.4 million pounds of lead and 11.4 million pounds of zinc during the three months ended December 31, 2021, which was in line with the same period in 2020 except for zinc which was lower by 8% due to a lower head grade. Gold production totaled 1,374 ounces with an average head grade of 0.44 g/t.

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Annual production of silver, lead and zinc totaled 1,073,672 ounces of silver, 33.0 million pounds of lead, and 47.5 million pounds of zinc, which represent an 11% increase in silver, 11% increase in lead, and a 4% increase in zinc production compared to 2020. Gold production for the full year 2021 totaled 6,086 ounces, which was an increase of 48% over 2020, with an average head grade of 0.49 g/t. Production for the year was in line with guidance.

The cash cost per tonne of processed ore for the three months ended December 31, 2021 increased 20% to $97.87 compared to $81.65 in the same period in 2020. The increase was the result of higher mining costs related to shotcrete and transportation and higher energy costs at the plant. Cash cost per tonne for the full year 2021 increased to $88.41 compared to $76.59 for 2020 due to higher mine preparation and support and higher indirect costs related to administration and energy.

The all-in sustaining cash cost for the three months ended December 31, 2021 increased 11% to $20.71 per ounce compared to $18.69 per ounce for the same period in 2020. The increase was driven by higher sustaining capital expenditures and brownfields exploration .

The all-in sustaining cash cost for the full year 2021 increased 9% to $18.94 per ounce compared to $17.37 per ounce in 2020 due to higher sustaining capital expenditures and brownfields exploration. The increase was primarily due to the significantly decreased capital expenditures in 2020 due to the impacts of business restrictions relating to COVID-19 pandemic. The Caylloma Mine finished 2021 slightly below cost guidance as a result of higher silver equivalent metal sales.

Qualified Person

Eric N. Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; and adjusted EBITDA.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor  and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Companys performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2021 (“2021 MD&A”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information

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to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratio. The 2021 MD&A may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Except as otherwise described in the 2021 MD&A, the Company has calculated these measures consistently for all periods presented.

Reconciliation to Adjusted Net Income for the three and twelve months ended December 31, 2021 and 2020

	Three months ended December 31,		Years ended December 31,
Consolidated	2021	2020	2021	2020
Net income	16.6	18.6	59.4	21.6
Adjustments, net of tax:
Community support provision and accruals[1]	1.3	0.2	1.4	0.2
Foreign exchange loss, Lindero Mine[2]	0.3	3.2	4.1	11.8
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
Roxgold transaction costs	-	-	14.1	-
SGM Royalty settlement	1.0	-	9.8	-
Inventory adjustment	4.6	-	6.3	-
Accretion on right of use assets	1.0	-	2.2	-
Other non-cash/non-recurring items	4.3	1.0	3.3	1.4
Adjusted Net Income (loss)	29.1	23.0	100.6	31.8
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Reconciliation to Adjusted EBITDA for the three and twelve months ended December 31, 2021 and 2020

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Net income	16.6	18.6	59.4	21.6
Adjustments:
Community support provision and accruals	2.1	(0.4)	1.9	(0.4)
Inventory adjustment	5.3	-	7.0	-
Foreign exchange loss, Lindero Mine	0.3	3.2	4.1	11.8
Foreign exchange loss, Séguéla Project	0.2	-	0.2	-
Net finance items	3.7	0.2	12.3	1.2
Depreciation, depletion, and amortization	44.8	13.9	122.3	45.7
Income taxes	13.5	9.1	47.7	37.4
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
SGM Royalty settlement	-	-	9.6	-
Roxgold transaction costs	-	-	14.1	-
Other non-cash/non-recurring items	3.1	0.2	2.1	(1.5)
Adjusted EBITDA	89.6	44.8	280.7	112.6

Reconciliation of free cash flow from ongoing operations for three and twelve months ended December 31, 2021 and 2020

	Three months ended December 31,		Years ended December 31,
Consolidated	2021	2020	2021	2020
		(Restated)		(Restated)
Net cash provided by operating activities	57.1	31.3	147.1	93.4
Adjustments
Roxgold Acquisition transaction costs	-	-	27.9	-
Change in long term receivables and assets	0.0	0.9	0.0	(0.1)
Additions to mineral properties, plant and equipment	(35.3)	(9.2)	(90.7)	(23.0)
Impact of adoption in IAS 16 and Production costs	-	21.9	-	21.9
Current income tax expense	(16.5)	(13.3)	(51.7)	(38.8)
Income taxes paid	19.1	5.6	62.7	28.2
Other adjustments	6.4	(2.7)	1.6	(2.7)
Free cash flow from ongoing operations	30.9	34.5	97.0	78.9

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Reconciliation of cash cost per ounce of gold sold for the three and twelve months ended December 31, 2021 and 2020

Lindero Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		46,915	-	122,889	-
Changes in doré inventory		353	-	2,066	-
Inventory adjustment		(1,072)	-	(2,815)	-
Export duties		(4,891)	-	(13,410)	-
Depletion and depreciation		(19,154)	-	(43,665)	-
By product credits		(77)	-	(260)	-
Production cash cost		22,074	-	64,805	-
Changes in doré inventory		(353)	-	(2,066)	-
Realized gain in diesel hedge		(438)	-	(963)	-
Cash cost applicable per gold ounce sold	A	21,283	-	61,776	-
Ounces of gold sold	B	36,375	-	100,137	-
Cash cost per ounce of gold sold ($/oz)	=A/B	585	-	617	-

Yaramoko Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		42,381	-	80,812	-
Changes in doré inventory		719	-	1,542	-
Inventory adjustment		(4,153)	-	(4,153)	-
Export duties		(3,018)	-	(5,993)	-
Depletion and depreciation		(13,235)	-	(28,974)	-
By product credits		(195)	-	(134)	-
Production cash cost		22,499	-	43,100	-
Changes in doré inventory		(719)	-	(1,542)	-
Refining charges		133	-	271	-
Cash cost applicable per gold ounce sold	A	21,913	-	41,829	-
Ounces of gold sold	B	29,077	-	56,571	-
Cash cost per ounce of gold sold ($/oz)	=A/B	754	-	739	-

Reconciliation of all-in sustaining cash cost per ounce of gold sold for the three and twelve months ended December 31, 2021 and 2020

Lindero Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	21,283	-	61,776	-
Export duties and mining taxes	4,891	-	13,410	-
General and administrative expenses (operations)	1,640	-	5,643	-
Adjusted operating cash cost	27,814	-	80,829	-
Sustaining leases	752	-	2,548	-
Sustaining capital expenditures[1]	7,214	-	27,522	-
Brownfields exploration expenditures[1]	389	-	875	-
All-in sustaining cash cost	36,169	-	111,774	-
Non-sustaining capital expenditures[1]	233	-	323	-
All-in cash cost	36,402	-	112,097	-
Ounces of gold sold	36,375	-	100,137	-
All-in sustaining cash cost per ounce of gold sold	994	-	1,116	-
All-in cash cost per ounce of gold sold	1,001	-	1,119	-
[1] Presented on a cash basis

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Yaramoko Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	21,913	-	41,829	-
Inventory net realizable value adjustment	1,285	-	1,285	-
Export duties and mining taxes	3,018	-	5,993	-
General and administrative expenses (operations)	514	-	953	-
Adjusted operating cash cost	26,730	-	50,060	-
Sustaining leases	1,467	-	2,934	-
Sustaining capital expenditures[1]	13,520	-	21,387	-
Brownfields exploration expenditures[1]	47	-	138	-
All-in sustaining cash cost	41,764	-	74,519	-
All-in cash cost	41,764	-	74,519	-
Ounces of gold sold	29,077	-	56,571	-
All-in sustaining cash cost per ounce of gold sold	1,436	-	1,317	-
All-in cash cost per ounce of gold sold	1,436	-	1,317	-
[1] Presented on a cash basis
[2] Adjustment related to current stockpile

Reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2021 and 2020

San Jose Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		32,705	31,027	122,756	104,315
Changes in concentrate inventory		(118)	(1,477)	163	(1,200)
Depletion and depreciation in concentrate inventory		11	967	32	380
Inventory adjustment		(52)	16	(6)	18
Royalties and mining taxes		(1,587)	(1,411)	(5,955)	(4,289)
Workers participation		(1,236)	(1,501)	(5,809)	(6,560)
Depletion and depreciation		(8,789)	(8,165)	(32,257)	(28,387)
Cash cost	A	20,934	19,456	78,924	64,277
Total processed ore (tonnes)	B	262,802	272,179	1,041,154	934,382
Production cash cost per tonne ($/t)	=A/B	79.66	71.48	75.80	68.79
Cash cost	A	20,934	19,456	78,924	64,277
Changes in concentrate inventory		118	1,477	(163)	1,200
Depletion and depreciation in concentrate inventory		(11)	(967)	(32)	(380)
Inventory adjustment		52	(16)	6	(18)
Treatment charges		190	303	(251)	406
Refining charges		1,157	976	4,318	3,530
Cash cost applicable per payable ounce sold	C	22,440	21,229	82,802	69,015
Payable ounces of silver equivalent sold[1]	D	2,400,989	2,425,395	8,902,680	9,044,605
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	9.35	8.75	9.30	7.63
Mining cost per tonne		37.90	36.67	38.74	35.43
Milling cost per tonne		16.56	16.02	16.68	16.31
Indirect cost per tonne		16.84	11.56	13.72	9.69
Community relations cost per tonne		5.15	0.87	4.79	0.97
Distribution cost per tonne		3.20	6.36	1.88	6.39
Production cash cost per tonne ($/t)		79.66	71.48	75.80	68.79
[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.8:1 (Q4 2020: 76.7:1) and for Year 2021 is calculated using a silver to gold ratio of 71.5:1 (Year 2020: 84.0:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

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Caylloma Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2021	2020	2021	2020
Cost of sales		18,585	15,475	67,917	54,357
Changes in concentrate inventory		939	318	297	345
Depletion and depreciation in concentrate inventory		165	(229)	61	(2)
Inventory adjustment		(61)	(13)	(61)	(13)
Royalties and mining taxes		(188)	(133)	(345)	(523)
Provision for community support		(2,125)	-	(2,125)	101
Workers participation		(214)	(488)	(1,838)	(899)
Depletion and depreciation		(3,607)	(3,815)	(16,182)	(13,994)
Cash cost	A	13,494	11,115	47,724	39,372
Total processed ore (tonnes)	B	137,838	136,132	539,779	510,048
Production cash cost per tonne ($/t)	=A/B	97.89	81.65	88.41	77.19
Cash cost	A	13,494	11,115	47,724	39,372
Changes in concentrate inventory		(939)	(318)	(297)	(345)
Depletion and depreciation in concentrate inventory		(165)	229	(61)	2
Inventory adjustment		61	13	61	13
Treatment charges		4,629	5,357	15,754	19,334
Refining charges		378	410	1,670	1,493
Cash cost applicable per payable ounce sold	C	17,458	16,806	64,851	59,869
Payable ounces of silver equivalent sold[1]	D	1,261,967	1,150,047	4,819,365	4,258,979
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	13.83	14.61	13.46	14.06
Mining cost per tonne		42.02	34.89	34.71	33.85
Milling cost per tonne		16.27	15.62	15.34	14.39
Indirect cost per tonne		29.45	23.21	29.49	21.62
Community relations cost per tonne		7.96	1.57	7.77	0.78
Distribution cost per tonne		2.18	6.36	1.10	6.55
Production cash cost per tonne ($/t)		97.87	81.65	88.41	77.19

[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.9:1 (Q4 2020: 76.8:1), silver to lead ratio of 1:22.2 pounds (Q4 2020: 1:28.2), and silver to zinc ratio of 1:15.4 pounds (Q4 2020: 1:20.6). Year 2021 is calculated using a silver to gold ratio of 70.9:1 (Year 2020: 90.2:1), silver to lead ratio of 1:25.3 pounds (Year 2020: 1:24.9), and silver to zinc ratio of 1:18.6 pounds (Year 2020: 1:20.0)

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for three and twelve months ended December 31, 2021 and 2020

San Jose Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	22,440	21,229	82,802	69,015
Royalties and mining taxes	1,587	1,411	5,955	4,289
Workers' participation	1,545	1,876	7,261	8,200
General and administrative expenses (operations)	2,779	2,086	8,111	6,027
Adjusted operating cash cost	28,351	26,602	104,129	87,531
Care and maintenance costs (impact of COVID-19)	-	-	-	1,568
Sustaining leases	161	63	608	251
Sustaining capital expenditures[3]	5,137	4,022	14,492	10,787
Brownfields exploration expenditures[3]	2,176	1,643	8,784	4,406
All-in sustaining cash cost	35,825	32,330	128,013	104,543
Non-sustaining capital expenditures[3]	518	568	2,294	942
All-in cash cost	36,343	32,898	130,307	105,485
Payable ounces of silver equivalent sold[1]	2,400,989	2,425,395	8,902,680	9,044,605
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	14.92	13.33	14.38	11.56
All-in cash cost per ounce of payable silver equivalent sold[2]	15.14	13.56	14.64	11.66
[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.8:1 (Q4 2020: 76.7:1) and for Year 2021 is calculated using a silver to gold ratio of 71.5:1 (Year 2020: 84.0:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

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Caylloma Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2021	2020	2021	2020
Cash cost applicable	17,458	16,806	64,851	59,869
Royalties and mining taxes	188	133	345	523
Workers' participation	244	559	2,129	1,036
General and administrative expenses (operations)	786	1,182	3,625	3,520
Adjusted operating cash cost	18,676	18,680	70,950	64,948
Sustaining leases	681	696	2,851	2,626
Sustaining capital expenditures[3]	5,755	1,950	13,758	5,909
Brownfields exploration expenditures[3]	1,027	170	3,731	514
All-in sustaining cash cost	26,139	21,496	91,290	73,997
All-in cash cost	26,139	21,496	91,290	73,997
Payable ounces of silver equivalent sold[1]	1,261,967	1,150,047	4,819,365	4,258,979
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	20.71	18.69	18.94	17.37
All-in cash cost per ounce of payable silver equivalent sold[2]	20.71	18.69	18.94	17.37

[1] Silver equivalent sold for Q4 2021 is calculated using a silver to gold ratio of 76.9:1 (Q4 2020: 76.8:1) , silver to lead ratio of 1:22.2 pounds (Q4 2020: 1:28.2), and silver to zinc ratio of 1:15.4 pounds (Q4 2020: 1:20.6). Year 2021 is calculated using a silver to gold ratio of 70.9:1 (Year 2020: 90.2:1), silver to lead ratio of 1:25.3 pounds (Year 2020: 1:24.9), and silver to zinc ratio of 1:18.6 pounds (Year 2020: 1:20.0)

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s audited consolidated financial statements for the year ended December 31, 2021 and accompanying 2021 MD&A, which are available for download on the Company’s website, on SEDAR and on EDGAR.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, March 24, 2022 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and Paul Criddle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, March 24, 2022

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 382909

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 44738

Playback of the earnings call will be available until Thursday, April 7, 2022. Playback of the webcast will be available until Saturday, March 25, 2023. In addition, a transcript of the call will be archived on the Company’s website.

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About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca |  info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2022; estimated capital expenditures in 2022 and exploration spending in 2022, including amounts for exploration activities at the Séguéla and San Jose properties; the Company’s plans for the construction of an open pit mine at the Séguéla project in Cote d’Ivoire; the econcomics for the construction of the mine at the Séguéla project as set out in the feasibility study, the estimated construction capital expenditures for the project, the timelines and schedules for the construction and production of gold at the Séguéla project; statements regarding the Company's liquidity; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandmic, as well as risks associated with war or other geo-political hostilities, such as the Ukranian – Russian conflicat, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; the ability of the Company to obtain an extension of the San Jose environmental impact authorization ("EIA"), including the Company's success in challenging an alleged typographical error in the San Jose EIA received by the Company in December 2021 and in obtaining a pemanent injunction or equivalent court protection to allow the continued operation of the San Jose mine pending the approval of an extension to the San Jose EIA; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina;  changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its

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properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties);  the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will obtain succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA;   that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

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